FILED AS CORRESPONDENCE

July 31, 2019

Mr. Keith Gregory

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company (“Depositor”) and its

Massachusetts Mutual Variable Life Separate Account I (“Registrant”)

Post-Effective Amendment No. 13 to Registration Statement on Form N-6

Prospectus Title: Variable Universal Life III (“VUL III”)

File Nos. 333-150916, 811-08075

Request for Selective Review Pursuant to Securities Act Release No. 6510 (Feb. 15, 1984)

Dear Mr. Gregory:

On behalf of the Depositor and the Registrant, please find enclosed for your convenience a copy of the supplement included in Post-Effective Amendment No. 13 to the Registration Statement on Form N-6 referenced above, as filed with the Securities and Exchange Commission (“SEC”) on July 25, 2019 (the “New VUL III”).

The Depositor and the Registrant respectfully request selective review of Post-Effective Amendment No. 13 in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

In support of this request, the Depositor and Registrant note that the Staff reviewed the disclosures in the prospectus and Statement of Additional Information for VUL III in the Initial Registration Statement on Form N-6 filed on May 14, 2008 (as amended by Pre-Effective Amendment No. 1 filed on September 12, 2008) and declared effective on September 18, 2008. Subsequent post-effective amendments have been filed, the most recent being Post-Effective Amendment No. 12 to the Registration Statement on Form N-6 for VUL III filed on April 26, 2019 (and the prospectus as supplemented on May 22, 2019) (the “Existing VUL III”).

I have marked the enclosed supplement to indicate the differences between the New VUL III and the Existing VUL III. These changes are primarily related to the upcoming deadline for discontinuing the use of the 2001 actuarial mortality tables to determine certain rates and non-forfeiture values for life insurance products. For VUL III policies issued on or before December 31, 2019, the maximum insurance charge rates are based on the 2001 Commissioners’ Standard Ordinary Ultimate, Sex-Distinct, Smoker-Distinct, Age Nearest Birthday Mortality or, for unisex rates, the 2001 Commissioners’ Standard Ordinary (80) Ultimate, Smoker-Distinct, Age Nearest Birthday Mortality Table (together, the “2001 CSO”). For policies issued after December 31, 2019, the maximum insurance charge rates will be based on the 2017

Mr. Keith Gregory

July 31, 2019

Commissioners’ Standard Ordinary Ultimate, Sex-Distinct, Smoker-Distinct, Age Nearest Birthday Mortality Table or, for unisex rates, the 2017 Commissioners’ Standard Ordinary (80) Ultimate, Smoker-Distinct, Age Nearest Birthday Mortality Table (together, the “2017 CSO”). In connection with the change to use the 2017 CSO, certain other fees and charges will change as reflected below.

The material differences are as follows:

1.	The current premium expense charge will be higher for New VUL III policies issued after December 31, 2019. Specifically, the current premium expense charge for these policies will be equal to the maximum premium expense charge.

2.	The coverage year factors used to calculate the surrender charge will differ between the Existing VUL III and the New VUL III for policies issued after December 31, 2019.

3.	The maximum insurance charge rates will be based on the 2017 CSO for New VUL III policies issued after December 31, 2019.

4.	The maximum monthly charge rates for the Other Insured Rider will be based on the 2017 CSO for New VUL III policies issued after December 31, 2019.

5.	In the Existing VUL III, all policies are “participating,” meaning they may or may not share in any dividends MassMutual pays. In the New VUL III, all policies will continue to be “participating” except for policies issued in New York after December 31, 2019.

In addition to the above, certain additional stylistic, editorial, and updating changes have been made to the New VUL III.

Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (860) 562-2455 or angelabrown@massmutual.com.

Sincerely,

/s/ Angela N. Brown

Angela N. Brown

Lead Counsel, Life Insurance Product & Operations

for Massachusetts Mutual Life Insurance Company

Enclosure